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                           September 27, 2022

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed September 16,
2022
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed September 16, 2022

       Cover Page

   1. We note your disclosure that the Public Company Accounting Oversight Board (PCAOB)
                                                        signed a Statement of
Protocol with the China Securities Regulatory Commission and the
                                                        Ministry of Finance of
the People's Republic of China, taking the first step toward opening access for the
PCAOB to inspect and investigate registered public accounting firms headquartered in
mainland China and Hong Kong. Please balance the disclosure
                                                        here and on pages 6 and
52 regarding the Statement of Protocol by stating that when the
                                                        PCAOB reassesses its
determinations by the end of 2022, it could determine that it was unable inspect and
investigate completely your auditor.
 Haijun Wang
Atour Lifestyle Holdings Limited
September 27, 2022
Page 2
Recent Regulatory Developments, page 5

2. We note the legal opinion of your PRC counsel filed as exhibit 99.2. Please clarify under Prerequisite Regulatory Licenses, Permits and Approvals that your counsel has opined that you are not required to obtain any other permission or approval from regulatory authorities in China to operate your business or conduct this offering.

3. We note your response to comment 7. Please also describe in this section the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 104

4. We note your response to comment 8. In your response you indicate that you do not believe a comparable property analysis is necessary. It appears that your operations were significantly impacted by the increase in number of manachised and leased hotels during the year ended December 31, 2021 compared to 2020. For example, you indicate that the
      31.7% total increase in revenues from manachised hotels was primarily attributable to the increase in number of manachised hotels. However, it does not appear that your disclosure quantifies the impact of an increased number of manachised hotels on revenues. Please revise your disclosure throughout your discussion of operations to quantify the impact each significant event that lead to a year over year change (e.g. the impact that adding new hotels or increasing RevPAR had on revenues).
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameHaijun Wang
                                                          Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                          Office of Real Estate
& Construction
September 27, 2022 Page 2
cc:       Li He, Esq.
FirstName LastName